UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2015
of
DUKE ENERGY
RETIREMENT SAVINGS PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is
DUKE ENERGY CORPORATION
550 South Tryon Street
Charlotte, North Carolina 28202-1803

DUKE ENERGY
RETIREMENT SAVINGS PLAN

NOTE: All other schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee of Duke Energy Corporation
Charlotte, North Carolina
We have audited the accompanying Statements of Net Assets Available for Benefits of the Duke Energy Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplementary information listed in the table of contents as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 24, 2016

DUKE ENERGY
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

(IN THOUSANDS)

	2015	2014
Assets

Investments
Investments at fair value	$6,495,396	$6,999,357
Fully benefit-responsive investment contracts at contract value	470,091	473,473

Total investments	6,965,487	7,472,830

Receivables
Notes receivable from participants	133,288	137,782
Employer's contributions	3,255	3,288

Total receivables	136,543	141,070

Net assets available for benefits	$7,102,030	$7,613,900

See Notes to Financial Statements

DUKE ENERGY
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015

(IN THOUSANDS)

Additions to net assets attributed to:

Contributions
Participants'	$249,721
Employer	157,376
Participants’ rollover	21,525

Total contributions	428,622

Interest income on notes receivable from participants	5,384

Total additions	434,006

Deductions from net assets attributed to:

Investment loss
Net depreciation in fair value of investments	(350,333)
Interest and dividends	85,190

Net investment loss	(265,143)

Benefits paid to participants	(674,918)
Administrative Fees	(5,815)

Total deductions	(945,876)

Net decrease	(511,870)
Net assets available for benefits, beginning of year	7,613,900

Net assets available for benefits, end of year	$7,102,030

See Notes to Financial Statements

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

1. Description of the Plan
The following description of the Duke Energy Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Participation and Purpose
The Plan is a defined contribution plan sponsored by Duke Energy Corporation (Duke Energy). Duke Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as Participating Companies. The Plan is administered by the Duke Energy Benefits Committee (Benefits Committee or Plan Administrator) and trusteed by the Fidelity Management Trust Company (Fidelity).
The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides indirect ownership in Duke Energy common stock. The Plan is, in part, an employee stock ownership plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participating companies also makes employer retirement contributions of 4% of eligible compensation for certain employees who are not eligible to participate in a defined benefit plan.
Generally, employees of a Participating Company are eligible to enter and participate in the Plan if they are paid on the Participating Company’s U. S. payroll system and are non-union (unless agreed to in a collective bargaining agreement).
Contributions
Duke Energy automatically enrolls new full or part-time employees eligible for the Plan. The contributions made to the Plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the Plan Administrator. The Company match is invested in the same manner as the employee contributions. If an employee chooses not to participate, Fidelity, the recordkeeper must be contacted by the employee to change the deferral rate to 0%.
Participants may elect to contribute (subject to certain limitations) in the form of pre-tax deferrals, Roth 401(k) contributions, and/or after-tax contributions up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code of 1986, as amended (IRC) may limit the deferrals of some highly compensated employees. All deferrals are exempt, up to the allowed maximum, from federal and most state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC.
Duke Energy generally matches 100% of the first 6% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. A different matching contribution formula may apply to certain groups of employees covered by a collective bargaining agreement. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC. Participating companies also provide a non-elective company retirement contribution of 4% of eligible compensation for employees who are not eligible to participate in a defined benefit plan.
Participants age 50 or older by the end of the year may contribute an additional pre-tax and/or Roth 401(k) contribution amount over and above the IRC limits each year. For 2015, the IRC allowed participants age 50 or older to contribute up to $6,000 over and above the $18,000 pre-tax and/or Roth 401(k) contribution limit. Participating companies do not provide a base company match on these additional contributions.
Rollover Contributions to the Plan
Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of approximately $21.5 million were made to the Plan in 2015.
Investments
Participants may invest their Plan accounts in any or all of the core investment funds offered in the Plan, which include stock, bond, specialty, short-term and target retirement date funds, as well as the Duke Energy Common Stock Fund. The value of an account is updated each business day. As of December 31, 2015, 20 funds were offered for investment.
The Plan offers a brokerage option, BrokerageLink, whereby participants can elect to invest up to 90% of their Plan accounts in numerous publicly traded securities (excluding Duke Energy securities) and mutual funds not offered directly by the Plan.
The Plan also offers an investment advisory service (Professional Management) program through the independent investment advice and management services provider, Financial Engines Advisors, LLC. Participants in the Professional Management program are charged an

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

annual fee of .50% on their average account balance. Participants may cancel their participation in the Professional Management program at any time without penalty. Online advice is also available at no additional cost to the participant.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Participating Company’s contributions, and allocations of Plan earnings and charged with benefit payments, allocations of Plan losses, and administrative expenses. Allocations are based on participant elections and earnings and/or account balances, as defined in the Plan document.
The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.
Vesting and Distribution
A participant is 100% vested in their Plan account balance attributable to employee and company matching contributions (and earnings on those contributions). Employer retirement contributions and associated investment earnings are subject to a three-year vesting requirement. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals, and withdrawals of rollover and after-tax accounts at any time. A hardship distribution must comply with Section 401(k) of the IRC.
Forfeitures
Generally, upon distribution of vested balances following termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses. At December 31, 2015 and 2014, forfeitures of $224,010 and $239,450, respectively, were included in Plan assets. Forfeited nonvested participant balances of $34,604 and $249,488 were applied to reduce employer contributions in 2015 and 2014 respectively. Forfeited nonvested participant balances of $369,589 and $157,860 were used to reduce Plan administrative expense in 2015 and 2014 respectively.
Payment of Benefits
Upon termination of employment, including retirement, death or disability, a participant or, if the participant is deceased, his or her beneficiary, may request the distribution of all or a portion of the balance of the participant’s Plan account. Distributions may be made as soon as practicable after the occasion for the distribution, or generally may be delayed until no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. A non-spouse beneficiary of a deceased participant may elect that a distribution be delayed for up to five years following the date of death. Distributions are paid as soon as practicable in a lump sum for vested benefits of $1,000 or less.
Notes Receivable From Participants
Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their vested account balances. Loans are to be repaid within 58 months, or up to 15 years for the purchase of a primary residence, through regular payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee). The loan is secured by 50% of the balance in the participant’s Plan account at the issuance of the loan and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee). Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.
Plan Merger
Effective at the close of business on December 31, 2014, the Savings Plan for Employees of Florida Progress Corporation was merged into the Plan. As a result, Savings Plan for Employees of Florida Progress Corporation assets totaling approximately $385 million were transferred into the Plan on December 31, 2014.
Plan Termination
Duke Energy expects and intends to continue the Plan indefinitely but has the right under the Plan to amend, suspend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on their Plan accounts.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various securities which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
Investments are reported at fair value except for the fully benefit-responsive synthetic guaranteed investment contracts (GICs), which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Duke Energy Common Stock Fund is comprised of shares of Duke Energy common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis. Duke Energy common stock is valued at its closing market price reported on the New York Stock Exchange.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments were deducted from income earned on a daily basis and were not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits paid to participants are recorded when paid.
Administrative Expenses
A portion of administrative expenses of the Plan are paid by Duke Energy.
Recently Adopted Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Impacting reporting entities that measure an investment’s fair value using the net asset value per share (or an equivalent) practical expedient, the amendments in ASU No. 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. Instead, an entity would be required to include those investments in the disclosure so that the total fair value of investment amount is consistent with the fair value investment balance on the Statement of Net Assets Available for Benefits. For the Plan, the amendments in ASU No. 2015-07 are effective on a retrospective basis for fiscal years starting after December 15, 2015, with early adoption permitted. Plan management has elected to adopt ASU 2015-07 as of and for the year ended December 31, 2015. Accordingly, investments for which fair value is measured using net asset value per share as a practical expedient have not been categorized within the fair value hierarchy.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

responsive investment contracts. For indirect investments in fully benefit-responsive investment contracts through collective investment trusts, net asset value per share should be calculated in a manner consistent with the measurement principles of ASC 946. As required by ASC 946, the net asset value calculated by the fund is based on the net assets which includes fully benefit-responsive contracts at contract value. This net asset value represents the Plan's fair value. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Plan management has elected to adopt Parts I and II as of and for the year ended December 31, 2015, and has applied the provisions retrospectively. The adoption of ASU 2015-12 has resulted in the reclassification of $11.2 million related to the adjustment from fair value to contract value for fully benefit-responsive investment contracts within its Statement of Net Assets Available for Benefits as of December 31, 2014. Fully benefit-responsive investment contracts are excluded from the fair value disclosure and instead are reported at contract value on the Statement of Net Assets Available for Benefits. Indirect investments in fully benefit-responsive contracts within collective investment trusts are included in the fair value disclosure. Furthermore, plan management has eliminated the historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type.

3. Exempt Party-in-Interest Transactions
Fidelity is the Trustee for all Plan investments, as defined by the Plan. Fidelity invests the Duke Energy Common Stock Fund in shares of Duke Energy Common Stock. Additionally, a portion of the Duke Energy Common Stock Fund and certain other core investment funds offered in the Plan is maintained in cash. Fidelity administers the cash at the direction of Duke Energy or the respective fund managers, and therefore, such transactions qualify as party-in-interest transactions. Transactions pertaining to Fidelity funds held in individual participant BrokerageLink accounts also qualify as party-in-interest transactions.
4. Federal Income Tax Status
The Internal Revenue Service (IRS) has determined and informed Duke Energy by a letter dated March 16, 2015, that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code (IRC) of 1986. The Plan is intended to be tax-qualified under Section 401(a) of the IRC of 1986, as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions. Plan management believes it is no longer subject to income tax examination for years prior to 2012.
5. Investment Risk
Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits.
The Plan has invested a significant portion of its assets in the Duke Energy Common Stock Fund. This investment in the Duke Energy Common Stock Fund approximates 26% and 27% of the Plan’s net assets available for benefits as of December 31, 2015 and 2014, respectively. As a result of this concentration, any significant fluctuation in the market value of the Duke Energy Common Stock Fund could affect individual participant accounts and the net assets of the Plan.

6. Benefit-Responsive Investments
The Plan has an interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The Stable Value Fund also enters into a wrapper contract issued by a third-party.
As described in Note 2, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. For indirect investments in fully benefit-responsive investment contracts within collective investment trusts,

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

net asset value per share should be calculated in a manner consistent with the measurement principles of ASC 946. As required by ASC 946, the net asset value calculated by the fund is based on the net assets, which includes fully benefit-responsive contracts at contract value. This net asset value represents the plan's fair value. As a result, investments are reported on the Statement of Net Assets Available for Benefits at fair value except for the fully benefit-responsive synthetic guaranteed investment contracts (GICs), which are stated at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of such an event is probable.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
As of December 31, 2015 and 2014, the contract values of the Plan’s fully benefit-responsive synthetic guaranteed contracts were approximately $470.1 million and $473.5 million respectively.
7. Fair Value Measurements
The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), defines fair value, establishes a framework for measuring fair value in US GAAP and expands disclosure requirements about fair value measurements. Under ASC 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under ASC 820 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability. Although ASC 820 does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.
The amended guidance of FASB Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) and ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, have been early-adopted by Plan management. See note 2 for information on recent accounting pronouncements.
The Plan determines fair value of financial assets and liabilities based on the following fair value hierarchy, as prescribed by ASC 820, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:
Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.
Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.
Level 3 inputs: Unobservable inputs for the asset or liability. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.
The following table provides by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 (in thousands):

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	2015
	Total Level 1	Total
Description

BrokerageLink	$518,289	$518,289

Investments measured at net asset value:
Duke Energy common stock fund		1,810,439
Institutional funds		4,064,593
Stable value fund - collective investment trusts		102,075

Total investments at fair value		$6,495,396

The following table provides by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2014 (in thousands):

	2014
	Total Level 1	Total
Description

BrokerageLink	$555,530	$555,530

Investments measured at net asset value:
Duke Energy common stock fund		2,064,975
Institutional funds		4,128,577
Stable value fund - collective investment trusts		250,275

Total investments at fair value		$6,999,357

Valuation methods of the primary fair value measurements disclosed above are as follows. There have been no changes in the methodologies used at December 31, 2015 or 2014.
Common stock/Corporate debt/US Government securities: Valued at the closing price in the principal active market on which the securities are traded. Principal active markets include published exchanges such as NASDAQ, NYSE, NYMEX and Chicago Board of Trade, as well as pink sheets, which is an electronic quotation system that displays quotes for broker-dealers for many over-the-counter securities.
The Common Stock fund is comprised of common stock and a short-term cash component. The value of a unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the fund is based on the closing market price of the common stock on the New York Stock Exchange times the number of shares held in the fund. Investments in common collective investment trust funds are stated at fair values, which have been determined based on the net asset value of the funds. Net asset values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date.
Mutual funds: Valued at the net asset value of shares held by the Plan at year end. The Plans’ investments in mutual funds within the BrokerageLink account are valued using Level 1 measurements.

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Institutional funds: The fair value of these investments has been estimated using the net asset value of units held by the Plan at year end. Net asset value is not a publicly-quoted price in an active market. There are currently no redemption restrictions or redemption notice period, and the redemption frequency was immediate for these funds.
Stable Value Fund: Valued at the net asset value of shares held by the Plan at year end, which is measured at contract value. Per FASB guidance on indirect investments in Fully Benefit Responsive Investment Contracts (ASU 2015-07 and 2015-12), net asset value can be used as a practical expedient to approximate fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Investments in units of underlying funds are valued at their respective net asset values. Deposits to and withdrawals from the Stable Value Fund may be made daily at the current net asset value per unit. There are currently no redemption restrictions or redemption notice period, however, the Plan does not allow for direct exchanges from the Stable Value Fund to the BrokerageLink account. Exchanges from the Stable Value Fund must be made first with another Plan fund and held by that Plan fund for at least 90 days before an exchange can occur with the BrokerageLink account.
The availability of observable market data is monitored to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits.
8. Plan Changes
Effective as of January 1, 2014, the Plan was amended to provide additional benefit accrual to participants who die during qualified military service.
Effective as of December 1, 2014, the Plan was amended to include certain provisions regarding participants affected by the sale of the Duke Energy's non-regulated Midwest Commercial Generation to the Dynegy Inc.
Effective as of the close of December 31, 2014, the Plan was amended to provide for the merger of the Savings Plan for Employees of Florida Progress Corporation into the Plan, add installment forms of payment, provide for the automatic revocation of spousal beneficiary designations upon divorce, and to reflect collectively bargained changes for IBEW local 1347, UWUA 600, IBEW 962 IBEW 962 (Transportation), and other clarifications.
Effective as of January 1, 2015, the Plan was amended to update the list of affiliated sponsors and for a technical change as requested by the IRS for purposes of receiving a favorable determination letter.
Effective as of January 1, 2015, the Plan was amended to limit contributions where the participant lacks effectively available earnings, to reflect collectively bargained changes for IBEW Local 1392 and UWVA 600, and other clarifications.
Effective as of May 4, 2015, the Plan was amended to add a special direct rollover opportunity for Dynegy employees.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the Plan financial statements to Form 5500 as of December 31, 2015 and 2014 (in thousands):

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$7,102,030	$7,613,900
Adjustments from contract value to fair value for fully benefit-responsive contracts	3,071	11,211
Net assets per Form 5500	$7,105,101	$7,625,111

The following is a reconciliation of the Plan's change in net assets available for benefits per the Plan financial statements for Form 5500 for the year ended December 31, 2015 (in thousands):

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Decrease in net assets available for benefits per financial statements	$(511,870)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,140)
Net income per Form 5500	$(520,010)

DUKE ENERGY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

DUKE ENERGY RETIREMENT SAVINGS PLAN
EIN: 20-2777218 PN: 002
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value (in thousands)
*	Duke Energy Common Stock Fund	Common Stock	**	$1,810,439
*	US Equity Small/Midcap Blend Fund	Institutional Fund	**	528,625
*	US Equity All Cap Blend Fund	Institutional Fund	**	281,826
*	Non-US Equity Blend Fund	Institutional Fund	**	509,277
*	Fixed Income Blend Fund	Institutional Fund	**	339,324
*	US Equity S&P 500 Index Fund	Commingled Fund	**	1,357,621
*	Target Retirement Date Fund 2010	Institutional Fund	**	24,212
*	Target Retirement Date Fund 2015	Institutional Fund	**	90,411
*	Target Retirement Date Fund 2020	Institutional Fund	**	207,163
*	Target Retirement Date Fund 2025	Institutional Fund	**	201,755
*	Target Retirement Date Fund 2030	Institutional Fund	**	155,468
*	Target Retirement Date Fund 2035	Institutional Fund	**	77,147
*	Target Retirement Date Fund 2040	Institutional Fund	**	75,398
*	Target Retirement Date Fund 2045	Institutional Fund	**	76,582
*	Target Retirement Date Fund 2050	Institutional Fund	**	42,925
*	Target Retirement Date Fund 2055	Institutional Fund	**	21,772
*	Target Retirement Date Fund Post Retirement	Institutional Fund	**	35,777
*	Diversified Real Asset Fund	Commingled Fund	**	4,836
	BrokerageLink	Self-directed brokerage account	**	518,289
	Stable Value Fund	Common Collective Trust Fund	**	575,238
	Global Real Estate Investment Trust Fund	Commingled Fund	**	34,473

	Total Investments			$6,968,558

*	Participant Loans	Participant Loans	– 0 –	133,288
		Interest Rates ranging from 3.25% - 9.25%

	Total			$7,101,846
* Permitted party-in-interest
** Cost information is not required for participant-directed investments, and therefore, is not included

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY RETIREMENT SAVINGS PLAN

Date: June 24, 2016	By:	/s/ Thomas Silinski
Thomas Silinski
Vice President, Total Rewards and Human Resource Operations